Exhibit 99.1

iQIYI Announces Third Quarter 2018 Financial Results

BEIJING, October 30, 2018 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Total revenues were RMB6.9 billion (US$1.0 billion1), representing a 48%[2] increase from the same period in 2017.

•	Operating loss was RMB2.6 billion (US$377.3 million) and operating loss margin was 37%, compared to operating loss of RMB1.1 billion and operating loss margin of 23% in the same period in 2017.

•	Net loss attributable to iQIYI was RMB3.1 billion (US$457.3 million), compared to RMB1.1 billion in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB4.34 (US$0.63).

•

The number of total subscribing members was 80.7 million as of September 30, 2018, over 98% of whom were paying subscribing members. This compares to 42.7 million of total subscribing members as of September 30, 2017, up 89% year over year.

“We continued to deliver solid results during the third quarter backed by a set of strong user reach and engagement metrics that further validates our leading position in the industry,” commented Dr. Yu Gong, Founder and Chief Executive Officer of iQIYI. “Our library of premium content continued to excel, driving robust growth in subscriber number and membership revenue. Our record-breaking drama series Story of Yanxi Palace turned out to be a mega-hit for the entire summer, demonstrating our strong capabilities and potentials in producing high-quality premium content. Leveraging our extensive content offerings and expanding distribution network, we are also continuously improving and diversifying our business monetization. We remain dedicated to applying advanced technology to further enhance our platform and refine our ecosystem to generate long-term growth for shareholders.”

“We had a good quarter with total revenues increasing 48% year-over-year to RMB6.9 billion,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Membership services performed particularly well and became the biggest revenue contributor for the Company. While we faced some margin pressure during the quarter due to higher investment in content, we saw this as necessary and within our expectations as we are going through a transition period toward building an optimized and healthier content ecosystem which will position us well for the future.”

Footnotes:

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate as of September 28, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, iQIYI adopted the new revenue accounting standard (ASC 606), which reclassifies value added tax from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues and operating loss margins. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

Third Quarter 2018 Financial Results

Total revenues reached RMB6.9 billion (US$1.0 billion), representing a 48% increase from the same period in 2017.

Membership services revenue was RMB2.9 billion (US$415.3 million), representing a 78% increase from the same period in 2017. The increase was primarily attributable to the robust growth in the number of subscribing members, driven by our premium content, especially our self-produced blockbuster titles, as well as various operational initiatives during the quarter.

Online advertising services revenue was RMB2.4 billion (US$348.9 million), representing a 4% decrease from the same period in 2017. The decrease was primarily due to the impact of FIFA World Cup and recent regulation headwinds, which resulted in diverted or tightened advertiser budget.

Content distribution revenue was RMB834.6 million (US$121.5 million), representing a 220% increase from the same period in 2017. The significant increase was primarily attributable to a number of premium content titles that we distributed during the quarter.

Other revenues were RMB831.1 million (US$121.0 million), representing a 157% increase from the same period in 2017. The increase was driven by strong performance across various vertical business lines, and in particular, the consolidation of Skymoons, a mobile game company we acquired in mid-July 2018.

Cost of revenues was RMB7.7 billion (US$1.1 billion), representing a 66% increase from RMB4.6 billion, which was the cost of revenues after deducting the value added tax in the same period in 2017. The increase was primarily driven by content costs due to higher amortization of licensed copyrights and more self-produced content as we continue to invest in building our comprehensive and diversified content library. Content costs as a component of cost of revenues were RMB6.0 billion (US$875.5 million), representing a 66% increase from the same period in 2017.

Selling, general and administrative expenses were RMB1.3 billion (US$188.1 million), representing a 66% increase from the same period in 2017. This was primarily due to increased marketing spending in channel coverage and content related promotion, as well as higher share-based compensation expenses mainly arising from the acquisition of Skymoons.

Research and development expenses were RMB558.4 million (US$81.3 million), representing a 63% increase from the same period in 2017, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB2.6 billion (US$377.3 million), compared to operating loss of RMB1.1 billion in the same period in 2017. Operating loss margin was 37%, compared to operating loss margin of 23% in the same period in 2017.

Total other expense was RMB539.4 million (US$78.5 million), compared to total other income of RMB15.6 million during the same period of 2017. In the third quarter of 2018, we recognized RMB593.1 million (US$86.4 million) of foreign exchange loss arising from the depreciation of the Renminbi against the U.S. dollar.

Loss before income taxes was RMB3.1 billion (US$455.8 million), compared to RMB1.1 billion in the same period in 2017.

Income tax benefit was RMB6.1 million (US$0.9 million), compared to income tax expense of RMB0.8 million in the same period in 2017.

Net loss attributable to iQIYI was RMB3.1 billion (US$457.3 million), compared to RMB1.1 billion in the same period in 2017. Diluted net loss attributable to iQIYI per ADS was RMB4.34 (US$0.63) for the third quarter of 2018.

As of September 30, 2018, the Company had cash, cash equivalents and short-term investments of RMB9.7 billion (US$1.4 billion).

Financial Guidance

For the fourth quarter of 2018, iQIYI expects total net revenues to be between RMB6.48 billion (US$943.5 million) and RMB6.75 billion (US$982.8 million), representing a 43% to 49% increase from the same period in 2017. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on October 30, 2018, U.S. Eastern Time (8:00 AM on October 31, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	5687735

A telephone replay of the call will be available two hours after the conclusion of the conference call through November 7, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	5687735

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2018	2018
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	1,696,697	2,474,474	2,852,329
Online advertising services	2,634,187	2,617,507	2,396,247
Content distribution	276,052	539,359	834,576
Others	343,647	538,891	831,106

Total revenues	4,950,583	6,170,231	6,914,258

Operating costs and expenses:
Cost of revenues	(4,897,843)	(6,106,729)	(7,655,102)
Selling, general and administrative	(777,038)	(949,934)	(1,292,037)
Research and development	(342,328)	(441,482)	(558,373)

Total operating costs and expenses	(6,017,209)	(7,498,145)	(9,505,512)

Operating loss	(1,066,626)	(1,327,914)	(2,591,254)

Other expense
Interest income	21,053	25,615	65,603
Interest expenses	(83,539)	(9,562)	(15,586)
Foreign exchange gain/(loss), net	110,524	(777,968)	(593,147)
(Loss)/income from equity method investments	(80)	(896)	46
Other income/(expense), net	(32,359)	(5,468)	3,683

Total other income /(expense), net	15,599	(768,279)	(539,401)

Loss before income taxes	(1,051,027)	(2,096,193)	(3,130,655)

Income tax (expense)/benefit	(786)	(4,858)	6,058
Net loss	(1,051,813)	(2,101,051)	(3,124,597)

Less: Net (loss)/income attributable to noncontrolling interests	—	(4,120)	15,836

Net loss attributable to iQIYI, Inc.	(1,051,813)	(2,096,931)	(3,140,433)
Accretion of redeemable convertible preferred shares	(10,652,232)	(9,627)

Net loss attributable to ordinary shareholders	(11,704,045)	(2,106,558)	(3,140,433)

Net loss per share for Class A and Class B ordinary shares:
Basic	(34.17)	(0.43)	(0.62)
Diluted	(34.17)	(0.43)	(0.62)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	—	(3.01)	(4.34)
Diluted	—	(3.01)	(4.34)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	342,548,237	4,931,100,562	5,058,650,574
Diluted	342,548,237	4,931,100,562	5,058,650,574

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2017	September 30, 2018
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	733,010	5,831,440
Short-term investments	779,916	3,844,249
Accounts receivable	2,235,384	3,164,612
Prepayments and other assets	1,123,372	3,076,183
Amounts due from related parties	9,979	66,131
Licensed copyrights, net	818,867	1,051,997

Total current assets	5,700,528	17,034,612

Non-current assets:
Fixed assets, net	1,248,968	1,475,642
Long-term investments	567,887	2,306,070
Deferred tax assets, net	11,380	11,380
Licensed copyrights, net	4,558,083	6,715,958
Intangible assets, net	428,005	1,651,881
Produced content, net	1,564,279	4,070,153
Prepayments and other assets	2,845,662	4,062,738
Goodwill	3,276,107	3,888,346

Total non-current assets	14,500,371	24,182,168

Total assets	20,200,899	41,216,780

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	7,041,304	10,422,892
Amounts due to related parties	130,099	492,543
Customer advances and deferred revenue	1,633,649	2,356,275
Short-term loans	299,374	1,172,553
Long-term loans, current portion	10,000	10,000
Accrued expenses and other liabilities	2,511,186	3,490,059

Total current liabilities	11,625,612	17,944,322

Non-current liabilities:
Long-term loans	284,000	274,000
Deferred tax liabilities	2,255	117,225
Amounts due to related parties	—	1,316,531
Other non-current liabilities	6,432	66,929

Total non-current liabilities	292,687	1,774,685

Total liabilities	11,918,299	19,719,007

Mezzanine equity:
Redeemable convertible preferred shares	22,601,664	—
Shareholders’ (deficit)/equity:

Ordinary shares	23	320
Additional paid-in capital	600,834	39,517,690
Accumulated deficit	(15,016,867)	(19,981,862)
Accumulated other comprehensive income	93,126	1,880,892
Non-controlling interests	3,820	80,733

Total iQIYI, Inc. shareholders’ (deficit)/equity	(14,319,064)	21,497,773

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	20,200,899	41,216,780